SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                          _____________________________

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark  One)
[  X  ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  13 OR 15(d) OF THE SECURITIES
EXCHANGE  ACT  OF  1934  [FEE  REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT  OF  1934  [NO  FEE  REQUIRED]

                        For the transition period from ______ to ______

                         COMMISSION FILE NUMBER: 1-11675



   Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              TRITON ENERGY LIMITED
                                CALEDONIAN HOUSE
                                   MARY STREET
                                  P.O. BOX 1043
                            GEORGE TOWN, GRAND CAYMAN
                                 CAYMAN ISLANDS


Required  Information
---------------------

(a)           Financial Statements.

              See "Index to Financial Statements" on page F-1.

(b)           Exhibit.

The following document is an exhibit to this Form 11-K:

              Exhibit
              Number                   Document
              -------                  --------

              23.1          Consent of PricewaterhouseCoopers LLP,
                              filed herewith.



          TRITON EXPLORATION SERVICES, INC. 401(K) SAVINGS PLAN


                       INDEX TO FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL SCHEDULES


                                                                         Page
                                                                         ----
Financial statements:
 Report of Independent Accountants                                        F-2

Statement of Net Assets Available for Benefits, with Fund Information at
 December 31, 1998                                                        F-3

Statement of Net Assets Available for Benefits, with Fund Information at
 December 31, 1997                                                        F-4

Statement of Changes in Net Assets Available for Benefits,
 with Fund Information for the Year Ended December 31, 1998               F-5

Notes to Financial Statements                                             F-6

Supplemental schedules:
 Schedule I - Investments at December 31, 1998                            F-10
 Schedule II - Transactions in Excess of 5% of the
    Fair Market Value of the Plan Assets for
      the Year Ended December 31, 1998                                    F-11


                      REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator of the Triton Exploration Services, Inc. 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Triton Exploration Services, Inc. 401(k) Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purpose and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole


PRICEWATERHOUSECOOPERS  LLP

Dallas,  Texas
June  23,  1999




                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998


                                                                     FUND INFORMATION
                                         ----------------------------------------------------------------------------------------
                                                                       LARGE           LARGE             SMALL      INTERNATIONAL
                                         GOVERNMENT   LONG TERM   CAPITALIZATION   CAPITALIZATION   CAPITALIZATION      EQUITY
                                            MONEY        BOND      VALUE EQUITY        GROWTH           GROWTH       INVESTMENTS
                                            FUND*       FUND*          FUND*            FUND*            FUND           FUND*
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------
Assets
 Investments, at fair value
 Triton Energy Limited ordinary shares   $       ---  $      ---  $           ---  $           ---  $           ---  $        ---
 International equity investments fund           ---         ---              ---              ---              ---       726,251
 Large capitalization value equity fund          ---         ---        1,367,818              ---              ---           ---
 Large capitalization growth fund                ---         ---              ---        1,901,704              ---           ---
 Small capitalization growth fund                ---         ---              ---              ---          248,907           ---
 Government money fund                       453,325         ---              ---              ---              ---           ---
 Long term bond fund                             ---     440,371              ---              ---              ---           ---
 Participant loans                               ---         ---              ---              ---              ---           ---
 Cash and equivalents                          1,002         558            1,932            1,958              577           999
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total investments                         454,327     440,929        1,369,750        1,903,662          249,484       727,250
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

Receivables
 Employer's contributions                      1,061         823            6,415            6,234            1,897         2,642
 Participants' contributions                   1,794       1,020            8,991            8,539            2,581         3,639
 Other                                         1,538         ---              ---              ---              ---           ---
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total receivables                           4,393       1,843           15,406           14,773            4,478         6,281
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total assets                              458,720     442,772        1,385,156        1,918,435          253,962       733,531
Liabilities
 Accounts payable                                ---         ---              ---              ---              ---           ---
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

 Net assets available for plan benefits  $   458,720  $  442,772  $     1,385,156  $     1,918,435  $       253,962  $    733,531
                                         ===========  ==========  ===============  ===============  ===============  ============



                                          FUND
                                        INFORMATION
                                        -----------
                                           TRITON
                                           STOCK     PARTICIPANT     CASH AND
                                           FUND*        LOANS       EQUIVALENTS     TOTAL
                                         ----------  ------------  -------------  ----------
Assets
 Investments, at fair value
 Triton Energy Limited ordinary shares   $1,000,855  $        ---  $        ---   $1,000,855
 International equity investments fund          ---           ---           ---      726,251
 Large capitalization value equity fund         ---           ---           ---    1,367,818
 Large capitalization growth fund               ---           ---           ---    1,901,704
 Small capitalization growth fund               ---           ---           ---      248,907
 Government money fund                          ---           ---           ---      453,325
 Long term bond fund                            ---           ---           ---      440,371
 Participant loans                              ---       285,278           ---      285,278
 Cash and equivalents                         1,992           ---        56,298       65,316
                                         ----------  ------------  -------------  ----------

   Total investments                      1,002,847       285,278        56,298    6,489,825
                                         ----------  ------------  -------------  ----------

Receivables
 Employer's contributions                     3,119           ---       (22,191)         ---
 Participants' contributions                  3,748           ---       (30,312)         ---
 Other                                        2,257           ---        (3,795)         ---
                                         ----------  ------------  -------------  ----------

   Total receivables                          9,124           ---       (56,298)         ---
                                         ----------  ------------  -------------  ----------

   Total assets                           1,011,971       285,278           ---    6,489,825
Liabilities
 Accounts payable                               ---           ---           ---          ---
                                         ----------  ------------  -------------  ----------

 Net assets available for plan benefits  $1,011,971  $    285,278  $        ---   $6,489,825
                                         ==========  ============  =============  ==========



*Denotes an investment representing 5% or more of net assets available for benefits.

                 See accompanying notes to financial statements.

                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997



                                                                   FUND INFORMATION
                                        -----------------------------------------------------------------------------------------
                                                                       LARGE            LARGE          SMALL        INTERNATIONAL
                                         GOVERNMENT   LONG TERM   CAPITALIZATION   CAPITALIZATION   CAPITALIZATION      EQUITY
                                            MONEY        BOND      VALUE EQUITY        GROWTH           GROWTH       INVESTMENTS
                                            FUND         FUND          FUND*            FUND*            FUND           FUND*
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------
Assets
 Investments, at fair value
 Triton Energy Limited ordinary shares   $       ---  $      ---  $           ---  $           ---  $           ---  $        ---
 International equity investments fund           ---         ---              ---              ---              ---       594,026
 Large capitalization value equity fund          ---         ---        1,356,836              ---              ---           ---
 Large capitalization growth fund                ---         ---              ---        1,644,776              ---           ---
 Small capitalization growth fund                ---         ---              ---              ---          186,905           ---
 Government money fund                       225,598         ---              ---              ---              ---           ---
 Long term bond fund                             ---     433,025              ---              ---              ---           ---
 Participant loans                               ---         ---              ---              ---              ---           ---
 Cash and equivalents                            379         632            1,852            1,835              552         1,292
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total investments                         225,977     433,657        1,358,688        1,646,611          187,457       595,318
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

Receivables
 Employer's contributions                      1,277       2,495            9,956           13,107            3,899         4,503
 Participants' contributions                   1,588       3,362           13,729           17,576            5,909         6,723
 Other                                         1,258         ---              ---              ---              575            25
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total receivables                           4,123       5,857           23,685           30,683           10,383        11,251
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

   Total assets                              230,100     439,514        1,382,373        1,677,294          197,840       606,569
Liabilities
 Accounts payable                                ---         292              651              326              ---           ---
                                         -----------  ----------  ---------------  ---------------  ---------------  ------------

 Net assets available for plan benefits  $   230,100  $  439,222  $     1,381,722  $     1,676,968  $       197,840  $    606,569
                                         ===========  ==========  ===============  ===============  ===============  ============



                                           FUND
                                        INFORMATION
                                        -----------
                                           TRITON
                                           STOCK     PARTICIPANT     CASH AND
                                           FUND*        LOANS       EQUIVALENTS     TOTAL
                                         ----------  ------------  -------------  ----------
Assets
 Investments, at fair value
 Triton Energy Limited ordinary shares   $4,026,084  $        ---  $        ---   $4,026,084
 International equity investments fund          ---           ---           ---      594,026
 Large capitalization value equity fund         ---           ---           ---    1,356,836
 Large capitalization growth fund               ---           ---           ---    1,644,776
 Small capitalization growth fund               ---           ---           ---      186,905
 Government money fund                          ---           ---           ---      225,598
 Long term bond fund                            ---           ---           ---      433,025
 Participant loans                              ---       377,451           ---      377,451
 Cash and equivalents                         3,997           ---       114,494      125,033
                                         ----------  ------------  -------------  ----------

   Total investments                      4,030,081       377,451       114,494    8,969,734
                                         ----------  ------------  -------------  ----------

Receivables
 Employer's contributions                    11,619           ---       (46,856)         ---
 Participants' contributions                 14,883           ---       (63,770)         ---
 Other                                        2,262           ---        (2,635)       1,485
                                         ----------  ------------  -------------  ----------

   Total receivables                         28,764           ---      (113,261)       1,485
                                         ----------  ------------  -------------  ----------

   Total assets                           4,058,845       377,451         1,233    8,971,219
Liabilities
 Accounts payable                               ---           ---         1,233        2,502
                                         ----------  ------------  -------------  ----------

 Net assets available for plan benefits  $4,058,845  $    377,451  $        ---   $8,968,717
                                         ==========  ============  =============  ==========




* Denotes an investment representing 5% or more of net assets available for benefits.





                See accompanying notes to financial statements.

                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                             FUND INFORMATION
                                                        ------------------------------------------------------------
                                                                                        LARGE              LARGE
                                                         GOVERNMENT    LONG TERM    CAPITALIZATION    CAPITALIZATION
                                                           MONEY         BOND        VALUE EQUITY         GROWTH
                                                            FUND         FUND            FUND              FUND
                                                        ------------  -----------  ----------------  ----------------
Additions to net assets attributed to:
 Net appreciation (depreciation) in fair value          $       ---   $    3,676   $       (25,430)  $       481,115
 Dividends                                                   14,248       42,055           181,454            75,597
 Interest and other                                          (2,153)         175               555               716
                                                        ------------  -----------  ----------------  ----------------

   Total investment income (loss)                            12,095       45,906           156,579           557,428
                                                        ------------  -----------  ----------------  ----------------
Contributions
 Participants                                                23,693       28,031           176,572           192,265
 Employer                                                    13,381       17,287            97,644           122,056
                                                        ------------  -----------  ----------------  ----------------

   Total contributions                                       37,074       45,318           274,216           314,321
                                                        ------------  -----------  ----------------  ----------------

 Loans to participants                                          ---          ---               ---               ---
 Participant loan payments                                    8,110        7,022            37,807            39,368
                                                        ------------  -----------  ----------------  ----------------

   Total additions                                           57,279       98,246           468,602           911,117
                                                        ------------  -----------  ----------------  ----------------

Deductions from net assets attributed to:
 Benefits paid                                              103,216      122,722           314,587           412,589
 Loans to participants                                        1,693        4,366            30,585            27,821
 Participant loan payments                                      ---          ---               ---               ---
 Miscellaneous                                               (2,254)         ---               ---               ---
                                                        ------------  -----------  ----------------  ----------------
 Total deductions                                           102,655      127,088           345,172           440,410
                                                        ------------  -----------  ----------------  ----------------

 Net increase (decrease) prior to interfund transfers       (45,376)     (28,842)          123,430           470,707
  Interfund transfers                                       273,996       32,392          (119,996)         (229,240)
                                                        ------------  -----------  ----------------  ----------------

  Net increase (decrease)                                   228,620        3,550             3,434           241,467
Net assets available for plan benefits:
   Beginning of year                                        230,100      439,222         1,381,722         1,676,968
                                                        ------------  -----------  ----------------  ----------------
   End of year                                          $   458,720   $  442,772   $     1,385,156   $     1,918,435
                                                        ============  ===========  ================  ================


                                                               FUND INFORMATION
                                                       --------------------------------
                                                             SMALL         INTERNATIONAL
                                                         CAPITALIZATION      EQUITY         TRITON
                                                             GROWTH        INVESTMENTS      STOCK       PARTICIPANT
                                                              FUND            FUND           FUND          LOANS         TOTAL
                                                        ----------------  -------------  ------------  -------------  ------------
Additions to net assets attributed to:
 Net appreciation (depreciation) in fair value          $       (10,497)  $     84,867   $(2,991,115)  $        ---   $(2,457,384)
 Dividends                                                        7,302         54,976           ---            ---       375,632
 Interest and other                                                  92            280        10,569         31,326        41,560
                                                        ----------------  -------------  ------------  -------------  ------------

   Total investment income (loss)                                (3,103)       140,123    (2,980,546)        31,326    (2,040,192)
                                                        ----------------  -------------  ------------  -------------  ------------
Contributions
 Participants                                                    76,134         99,902       371,939            ---       968,536
 Employer                                                        41,538         64,101       120,318            ---       476,325
                                                        ----------------  -------------  ------------  -------------  ------------

   Total contributions                                          117,672        164,003       492,257            ---     1,444,861
                                                        ----------------  -------------  ------------  -------------  ------------

 Loans to participants                                              ---            ---           ---         76,968        76,968
 Participant loan payments                                        6,890         23,225        62,121            ---       184,543
                                                        ----------------  -------------  ------------  -------------  ------------

   Total additions                                              121,459        327,351    (2,426,168)       108,294      (333,820)
                                                        ----------------  -------------  ------------  -------------  ------------

Deductions from net assets attributed to:
 Benefits paid                                                   56,262        143,999       716,516         15,924     1,885,815
 Loans to participants                                              ---          7,072         5,431            ---        76,968
 Participant loan payments                                          ---            ---           ---        184,543       184,543
 Miscellaneous                                                      ---            ---           ---            ---        (2,254)
                                                        ----------------  -------------  ------------  -------------  ------------
 Total deductions                                                56,262        151,071       721,947        200,467     2,145,072
                                                        ----------------  -------------  ------------  -------------  ------------

 Net increase (decrease) prior to interfund transfers            65,197        176,280    (3,148,115)       (92,173)   (2,478,892)
  Interfund transfers                                            (9,075)       (49,318)      101,241            ---           ---
                                                        ----------------  -------------  ------------  -------------  ------------

  Net increase (decrease)                                        56,122        126,962    (3,046,874)       (92,173)   (2,478,892)
Net assets available for plan benefits:
   Beginning of year                                            197,840        606,569     4,058,845        377,451     8,968,717
                                                        ----------------  -------------  ------------  -------------  ------------
   End of year                                          $       253,962   $    733,531   $ 1,011,971   $    285,278   $ 6,489,825
                                                        ================  =============  ============= ============== ============






                 See accompanying notes to financial statements.



                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION  OF  THE  PLAN

The following description of the Triton Exploration Services, Inc. 40l(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions.

     GENERAL

The Plan, as amended and restated January 1, 1994, is a successor to the Triton Energy Corporation Employee Stock Ownership Plan ("ESOP") which was originally effective as of May 31, 1976. All assets of the ESOP were transferred to the Plan at January 1, 1994 at current value. Effective January 1, 1997, the Plan's sponsorship changed from Triton Energy Corporation to Triton Exploration Services, Inc. and the Plan name changed from the Triton Energy Corporation
401(k) Savings Plan to the Triton Exploration Services, Inc. 401(k) Savings Plan. The Plan is a defined contribution plan covering all employees of Triton Exploration Services, Inc. (the "Company") and employees of affiliated companies adopting the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers all employee classifications except leased and temporary employees and members of a legally recognized collective bargaining unit who are not expressly granted permission to participate. Employees are automatically enrolled on January 1st, April 1st, July 1st or October 1st which coincides with or next follows an employee's employment commencement date.

The Plan is administered by an administrative committee appointed by the Board of Directors of the Company. The Plan's investments are held by a trust fund administered by Smith Barney Corporate Trust Company.


2.   ACCOUNTING POLICIES

     BASIS OF ACCOUNTING


The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash and stock to the Plan participants.

The assets of the Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small Capitalization Growth Fund and International Equity Investments Fund are invested in separate funds managed by independent registered investment advisors.

     VALUATION  OF  INVESTMENTS

Investments are valued at current value based on quoted market prices except for loans which are valued at cost which approximates fair value. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required under ERISA guidelines.

     THE  USE  OF  ESTIMATES  IN  PREPARING  FINANCIAL  STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INTERFUND  TRANSFERS

Participants may change their percentage contributions and fund allocations once per calendar quarter.

     FORFEITURES

A participant forfeits any non-vested employer contributions upon termination of employment for reasons other than retirement, death or disability. Forfeitures are utilized to reduce the Company's matching contributions and were $82,550 for 1998 and $69,884 for 1997.

     PARTICIPANT  LOANS

Loans outstanding aggregated $285,278 and $377,451 at December 31, 1998 and 1997, respectively, and bear interest at prime (7.75% at December 31, 1998) plus two percent.

A participant may obtain a loan from all of his/her accounts. The maximum amount that can be borrowed is equal to 50% of the participant's vested account balance up to a maximum of $50,000. Participants may borrow general purpose loans with payment terms up to five years and primary residence loans with payment terms up to 15 years. Both the principal and interest portions of the repayments are allocated by current election.

     EXPENSES

Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are borne by the Company.

3.   PLAN  PARTICIPATION  AND  WITHDRAWALS

There were approximately 108 participants contributing to the Plan at December 31, 1998 (163 at December 31, 1997). A participating employee may invest his contributions in multiples of five percent in one or more of the following active funds: Government Money Fund, Long Term Bond Fund, Large Capitalization Value Equity Fund, Large Capitalization Growth Fund, Small Capitalization Growth Fund, International Equity Investments Fund and the Triton Stock Fund.

A participant may contribute up to 12% of his/her compensation subject to the annual deferral limit. The Company contributes an amount equal to a participant's contribution, limited to a maximum of six percent of the participant's base pay.

Participating employees receive a lump sum payment of all vested contributions upon retirement, disability, death or termination. Also, participating employees may make a hardship withdrawal from their participant accounts, rollover accounts and their vested employer contributed accounts.

4.   VESTED  INTEREST  IN  PLAN  EQUITY

Plan participants are vested at all times in their employee contributed accounts. Vesting of employer contributions to a participant's account occurs at a rate of 20% per year, with full vesting achieved upon five years of service. In the event of retirement, death or disability, the participant immediately becomes fully vested. In addition, in the event the Plan is terminated or partially terminated, employer contributions are discontinued, or a subsidiary of the Company terminates its participation in the Plan, the affected participants' employer contributed accounts will become fully vested.

The Company and its affiliated companies reduced the workforce during 1998 in connection with the implementation of a reorganization of their operations (the "1998 Restructuring Plan"). The Company adopted an amendment to the Plan that fully vested the accrued benefit of any participant whose employment under the Plan was terminated in connection with the implementation of the 1998 Restructuring Plan.

Net assets available for Plan benefits at December 31, 1998 and 1997 included vested amounts of $1,279,121 and $651,333, respectively, attributable to separated employees.

5.   PLAN  TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

6.   INCOME  TAX  STATUS

Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under
Section 501. The Internal Revenue Service granted a favorable letter of determination to the Plan as amended on December 5, 1994. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents as amended. The Plan has complied with the fidelity bonding requirement of ERISA.



                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
            ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSE

                                                                      SCHEDULE I
                        INVESTMENTS AT DECEMBER 31, 1998


IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY                      NUMBER OF                     CURRENT
DESCRIPTION OF INVESTMENT                                                   SHARES            COST       VALUE     (a)
-------------------------------------------------------------------  --------------------  ----------  ----------

TRITON STOCK FUND (b)
-------------------------------------------------------------------
Triton Energy Limited ordinary shares                                            120,879   $2,431,198  $1,000,855
                                                                                           ==========  ==========

INTERNATIONAL EQUITY INVESTMENTS  FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                             63,373   $  676,032  $  726,251
                                                                                           ==========  ==========

LARGE CAPITALIZATION VALUE EQUITY FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                            104,894   $1,315,560  $1,367,818
                                                                                           ==========  ==========

LARGE CAPITALIZATION GROWTH FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                             84,221   $1,286,545  $1,901,704
                                                                                           ==========  ==========

SMALL CAPITALIZATION GROWTH FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                             14,772   $  255,323  $  248,907
                                                                                           ==========  ==========

GOVERNMENT MONEY FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                            453,326   $  453,326  $  453,325
                                                                                           ==========  ==========

LONG TERM BOND FUND
-------------------------------------------------------------------
Consulting Group Capital Markets Fund                                             50,271   $  427,795  $  440,371
                                                                                           ==========  ==========

CASH EQUIVALENTS
-------------------------------------------------------------------
Reserve Deposit Account (RDA VI)                                                           $   65,316  $   65,316
                                                                                           ==========  ==========

PARTICIPANT LOANS
-------------------------------------------------------------------
Participant Notes Receivable                                         Due April 30, 1999
                                                                            through
                                                                      August 15, 2012 at
                                                                          8% - 11%         $  285,278  $  285,278
                                                                                           ==========  ==========

(a)  Current value represents closing prices at December 31, 1998.
(b)  Party-in-interest






                        TRITON EXPLORATION SERVICES, INC.
                               401(K) SAVINGS PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                     SCHEDULE II

              TRANSACTIONS IN EXCESS OF 5% OF THE FAIR MARKET VALUE
             OF THE PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                                       CURRENT VALUE
                                              AGGREGATE  AGGREGATE              EXPENSE                  OF ASSET ON
IDENTITY OF PARTY INVOLVED                     PURCHASE   SELLING   LEASE     INCURRED WITH     COST    TRANSACTION

DESCRIPTION OF ASSET                            PRICE      PRICE    RENTAL    TRANSACTION     OF ASSET      DATE
--------------------------------------        ---------- ---------  -------   -------------  ---------- -------------

TRITON  STOCK  FUND
--------------------------------------
Triton Energy Limited ordinary shares (a)     $  897,064 $  232,924 $   ---   $      3,419   $  200,620 $    232,924
                                              ========== ========== ========  =============  ========== =============


GOVERNMENT  MONEY  FUND
--------------------------------------
Consulting Group Capital Markets Fund         $  406,820 $  179,092 $   ---   $       ---     $ 179,092 $    179,092
                                              ========== ========== ========  =============   ========= =============


LARGE CAPITALIZATION VALUE EQUITY FUND
--------------------------------------
Consulting Group Capital Markets Fund         $  606,886 $  569,898 $   ---   $      ---     $  521,369 $    569,898
                                              ========== ========== ========  =============  ========== =============

LARGE  CAPITALIZATION  GROWTH  FUND
--------------------------------------
Consulting Group Capital Markets Fund         $  624,520 $  848,252 $   ---   $      ---     $  651,272 $    848,252
                                              ========== ========== ========  =============  ========== =============

INTERNATIONAL EQUITY INVESTMENTS FUND
--------------------------------------        $  305,451 $  257,671 $   ---   $      ---     $  248,245 $    257,671
Consulting Group Capital Markets Fund         ========== ========== ========  =============  ========== =============


CASH  EQUIVALENTS
--------------------------------------        $2,794,439 $2,857,242 $  ---    $      ---     $2,857,242 $  2,857,242
Reserve Deposit Account (RDA VI)              ========== ========== ========  =============  ========== =============






                                                   NUMBER OF
IDENTITY OF PARTY INVOLVED                      TRANSACTIONS          NET
                                               -------------------
DESCRIPTION OF ASSET                            PURCHASES    SALES    GAIN
--------------------------------------         -----------   -----  --------

TRITON  STOCK  FUND
--------------------------------------
Triton Energy Limited ordinary shares (a)             42        25  $ 28,885
                                                                    ========

GOVERNMENT  MONEY  FUND
--------------------------------------
Consulting Group Capital Markets Fund                103        35  $   ---
                                                                    ========

LARGE CAPITALIZATION VALUE EQUITY FUND
--------------------------------------
Consulting Group Capital Markets Fund                 87        65  $ 48,529
                                                                    ========

LARGE  CAPITALIZATION  GROWTH  FUND
--------------------------------------
Consulting Group Capital Markets Fund                 95        70  $196,980
                                                                    ========

INTERNATIONAL EQUITY INVESTMENTS FUND
--------------------------------------                85        59  $  9,426
Consulting Group Capital Markets Fund                               ========


CASH  EQUIVALENTS
--------------------------------------                88       109  $   ---
Reserve Deposit Account (RDA VI)                                    ========



(a)  Party-in-interest



                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                      TRITON EXPLORATION SERVICES, INC.
                                      401(k) Savings Plan






Date: June 23, 1999                   /s/Bernard Gros-Dubois
                                      -------------------------------------
                                         Bernard Gros-Dubois
                                         Vice President
                                         (Principal Accounting and
                                          Financial Officer)





                                  EXHIBIT INDEX




The  following  document  is  an  exhibit  to  this  Form  11-K:



   Exhibit
   Number                     Document
   -------                    --------

   23.1         Consent of PricewaterhouseCoopers LLP, filed herewith.